Pricing supplement no. 980
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 144-A-IV dated January 29, 2010

Registration Statement No. 333-155535
Dated November 30, 2010
Rule 424(b)(2)

JPMorgan Chase & Co.

Structured Investments	$3,180,000 Semi-Annual Review Notes Linked to the iShares® MSCI EAFE Index Fund due June 4, 2012

General

- The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the three Review Dates, the closing price of one share of the iShares® MSCI EAFE Index Fund is at or above the Trigger Price applicable to that Review Date. **If the notes are not automatically called, investors are protected from a loss of their principal if the Final Share Price is not less than the Initial Share Price by more than 25% but will lose at least 25% of their principal if the Final Share Price is less than the Initial Share Price by more than 25%.** Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are called. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- The first Review Date, and therefore the earliest date on which a call may be initiated, is May 31, 2011[†].
- Senior unsecured obligations of JPMorgan Chase & Co. maturing June 4, 2012[†]
- Minimum denominations of $1,000 and integral multiples thereof
- The notes priced on November 30, 2010 and are expected to settle on or about December 3, 2010.

Key Terms

Index Fund:	iShares® MSCI EAFE Index Fund (the "Index Fund"). For additional information about the iShares® MSCI EAFE Index Fund, see Appendix A to this pricing supplement.
Automatic Call:	If the closing price of one share of the Index Fund on any Review Date is greater than or equal to the Trigger Price, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium, and which will be paid on the applicable Call Settlement Date.
Trigger Price:	100% of the Initial Share Price for each Review Date
Payment if Called:	For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium calculated as follows: • 8.65% x $1,000 if called on the first Review Date • 17.30% x $1,000 if called on the second Review Date • 25.95% x $1,000 if called on the final Review Date
Payment at Maturity:	If the notes are not called and a mandatory redemption is not triggered and if the Final Share Price is less than the Initial Share Price by up to 25%, you will receive the principal amount of your notes at maturity. **If the Final Share Price is less than the Initial Share Price by more than 25%, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price,** and your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 x Share Return) *If the notes are not automatically called, you will lose at least 25% of your investment at maturity if the Final Share Price is less than the Initial Share Price by more than 25%.*
Contingent Buffer Amount:	25%
Share Return:	$$\frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$$
Initial Share Price:	The closing price of one share of the Index Fund on the pricing date, which was $54.25, divided by the Share Adjustment Factor
Final Share Price:	The closing price of one share of the Index Fund on the final Review Date
Review Dates[†]:	May, 31, 2011 (first Review Date), November 30, 2011 (second Review Date) and May 30, 2012 (final Review Date)
Call Settlement Dates[†]:	June 3, 2011 (first Call Settlement Date), December 5, 2011 (second Call Settlement Date) and June 4, 2012 (final Call Settlement Date, which is also the Maturity Date), each of which is the third business day after the applicable Review Date specified above, except that the final Call Settlement Date is the Maturity Date.
Share Adjustment Factor:	Set equal to 1.0 on the pricing date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement 144-A-IV for further information about these adjustments.
Maturity Date[†]:	June 4, 2012
CUSIP:	48124A4G9

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" or "Description of Notes — Automatic Call," as applicable, in the accompanying product supplement no. 144-A-IV

Investing in the Semi-Annual Review Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 144-A-IV and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$10	$990
Total	$3,180,000	$31,800	$3,148,200

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $10 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of $0.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which have been allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-56 of the accompanying product supplement no. 144-A-IV.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 144-A-IV dated January 29, 2010. **This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 144-A-IV, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 144-A-IV dated January 29, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210000320/e37642_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — If the closing price of one share of the Index Fund is greater than or equal to the Trigger Price on a Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) 8.65% x $1,000 if called on the first Review Date; or (ii) 17.30% x $1,000 if called on the second Review Date; or (iii) 25.95% x $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.

- **POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE** — While the original term of the notes is just over 18 months, the notes will be called before maturity if the closing price of one share of the Index Fund is at or above the Trigger Price on the applicable Review Date and you will be entitled to the applicable payment corresponding to such Review Date as set forth on the cover of this pricing supplement.

- **CONTINGENT PROTECTION AGAINST LOSS** — If the notes are not automatically called and the Final Share Price is less than the Initial Share Price by no more than 25%, you will be entitled to receive the full principal amount of your notes at maturity. If the Final Share Price is less than the Initial Share Price by more than 25%, for every 1% that the Final Share Price is less than the Initial Share Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances you will lose at least 25% of your principal.

- **DIVERSIFICATION OF THE iSHARES® MSCI EAFE INDEX FUND** — The return on the notes is linked to the iShares® MSCI EAFE Index Fund. The iShares® MSCI EAFE Index Fund is an exchange-traded fund of iShares® Trust, a registered investment company, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI EAFE® Index, which we refer to as the Underlying Index. The Underlying Index is a stock index calculated, published and disseminated daily by MSCI Inc. and is intended to provide performance benchmarks for the developed equity markets in Australia and New Zealand and those in Europe and Asia. For additional information about the Index Fund, see Appendix A to this pricing supplement.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 144-A-IV. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S.

Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund, the Underlying Index or any of the equity securities held by the Index Fund or included in the Underlying Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 144-A-IV dated January 29, 2010.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — If the notes are not automatically called and the Final Share Price is less than the Initial Share Price by more than 25%, you will lose 1% of your principal amount at maturity for every 1% that the Final Share Price is less than the Initial Share Price. Under these circumstances, you will lose at least 25% of your investment.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or upon an automatic call, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **LIMITED RETURN ON THE NOTES** — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement, regardless of the appreciation of the closing price of one share the Index Fund, which may be significant. Because the closing price of one share of the Index Fund at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index Fund.

- **YOUR CONTINGENT PROTECTION MAY TERMINATE ON THE FINAL REVIEW DATE** — If the Notes are not automatically called and the Final Share Price is less than the Initial Share Price by more than 25%, you will at maturity be fully exposed to any depreciation in the closing price of one share of the Index Fund. We refer to this feature as contingent protection. Under these circumstances, you will lose 1% of the principal amount of your investment for every 1% that the Final Share Price is less than the Initial Share Price. If these notes had a non-contingent protection feature, under the same scenario, the amount you would have received at maturity would have been increased by the contingent buffer amount. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment upon an automatic call or at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the shares of the Index Fund or the equity securities held by the Index Fund or included in the Underlying Index would have.

- **REINVESTMENT RISK** — If your notes are automatically called early, the term of the notes may be reduced to as short as six months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the maturity date.

- **THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND** — Although shares of the Index Fund are listed for trading on NYSE Arca, Inc. ("NYSE Arca") and a number of similar products have been traded on NYSE Arca and other national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. The Index Fund is subject to management risk, which is the risk that the investment strategies of its investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. Any such constraints could adversely affect the market price of the shares of the Index Fund, and consequently, the notes.

- **DIFFERENCES BETWEEN THE INDEX FUND AND THE UNDERLYING INDEX** — The Index Fund does not fully replicate and may hold securities not included in the Underlying Index. In addition, the performance of the Index Fund will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index. All of these factors may lead to a lack of correlation between the Index Fund and

the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.

- **NON-U.S. SECURITIES RISK** — The foreign equity securities that comprise the Index Fund have been issued by non-U.S. companies. Investments in notes linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

- **CURRENCY EXCHANGE RISK** — Because the prices of the equity securities held by the Index Fund are converted into dollars for the purposes of calculating the net asset value of the Index Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the countries represented in the Index Fund. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the equity securities held by the Index Fund. If, taking into account such weighting, the dollar strengthens against the respective component currencies, the value of the Index Fund will be adversely affected and the payment at maturity of the notes may be reduced. Of particular importance to potential currency exchange risk are:
  - existing and expected rates of inflation;
  - existing and expected interest rate levels;
  - the balance of payments; and
  - the extent of government surpluses or deficits in the component countries and the United States.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the closing price of one share of the Index Fund on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index Fund;
  - the time to maturity of the notes;
  - the dividend rates on the equity securities held by the Index Fund;
  - interest and yield rates in the market generally as well as in the markets of the equity securities held by the Index Fund;
  - the occurrence of certain events to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor;
  - a variety of economic, financial, political, regulatory and judicial events;
  - the exchange rates and the volatilities of the exchange rates between the U.S. dollar and the currencies in which the securities held by the Index Fund are denominated; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (*i.e.*, not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the closing price of one share of the Index Fund as shown under the column "Closing Price Appreciation/Depreciation at Review Date." The following table assumes a hypothetical Trigger Price equal to a hypothetical Initial Share Price of $54.00 and reflects the Contingent Buffer Amount of 25%. The table reflects that the percentages used to calculate the call price applicable to the first, second and final Review Dates are 8.65%, 17.30% and 25.95%, respectively, regardless of the appreciation of the closing price of one share of the Index Fund, which may be significant. There will be only one payment on the notes whether called or at maturity. An entry of "N/A" indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes.

Closing Price	Closing Price Appreciation / Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Final Review Date
$97.20	80.00%	8.65%	17.30%	25.95%
$91.80	70.00%	8.65%	17.30%	25.95%
$86.40	60.00%	8.65%	17.30%	25.95%
$81.00	50.00%	8.65%	17.30%	25.95%
$75.60	40.00%	8.65%	17.30%	25.95%
$70.20	30.00%	8.65%	17.30%	25.95%
$64.80	20.00%	8.65%	17.30%	25.95%
$59.40	10.00%	8.65%	17.30%	25.95%
$54.00	**0.00%**	**8.65%**	**17.30%**	**25.95%**
$53.95	-0.10%	N/A	N/A	**0.00%**
$51.30	-5.00%	N/A	N/A	**0.00%**
$48.60	-10.00%	N/A	N/A	**0.00%**
$45.90	-15.00%	N/A	N/A	**0.00%**
$43.20	-20.00%	N/A	N/A	**0.00%**
$40.50	-25.00%	N/A	N/A	**0.00%**
$39.96	-26.00%	N/A	N/A	-26.00%
$37.80	-30.00%	N/A	N/A	-30.00%
$32.40	-40.00%	N/A	N/A	-40.00%
$27.00	-50.00%	N/A	N/A	-50.00%
$21.60	-60.00%	N/A	N/A	-60.00%
$16.20	-70.00%	N/A	N/A	-70.00%
$10.80	-80.00%	N/A	N/A	-80.00%
$5.40	-90.00%	N/A	N/A	-90.00%
$0.00	-100.00%	N/A	N/A	-100.00%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of one share of the Index Fund increases from the Initial Share Price of $54.00 to a closing price of $59.40 on the first Review Date. Because the closing price of one share of the Index Fund on the first Review Date of $59.40 is greater than the corresponding Trigger Price of $54.00, the notes are automatically called, and the investor receives a single payment of $1,086.50 per $1,000 principal amount note.

Example 2: The closing price of one share of the Index Fund decreases from the Initial Share Price of $54.00 to a closing price of $51.30 on the first Review Date and $45.90 on the second Review Date and increases from the Initial Share Price of $54.00 to a closing price of $81.00 on the final Review Date. Although the closing price of one share of the Index Fund on each of the first two Review Dates ($51.30 and $45.90, respectively) is less than the corresponding Trigger Price of $54.00, because the closing price of one share of the Index Fund on the final Review Date ($81.00) is greater than the corresponding Trigger Price of $54.00, the notes are automatically called, and the investor receives a single payment of $1,259.50 per $1,000 principal amount note.

Example 3: The closing price of one share of the Index Fund decreases from the Initial Share Price of $54.00 to a closing price of $51.30 on the first Review Date, $45.90 on the second Review Date and $40.50 on the final Review Date. Because (a) the closing price of one share of the Index Fund on each of the Review Dates ($51.30, $45.90 and $40.50, respectively) is less than the corresponding Trigger Price of $54.00, and (b) the Final Share Price is not less than the Initial Share Price by more than 25%, the notes are not automatically called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 4: The closing price of one share of the Index Fund decreases from the Initial Share Price of $54.00 to a closing price of $51.30 on the first Review Date, $45.90 on the second Review Date and $27.00 on the final Review Date. Because (a) the closing price of one share of the Index Fund on each of the Review Dates ($51.30, $45.90 and $27.00, respectively) is less than the corresponding Trigger Price of $54.00, and (b) the Final Share Price is more than 25% below the Initial Share Price, the notes are not automatically called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -50\%) = \$500$$

Historical Information

The following graph sets forth the historical performance of the Index Fund based on the weekly closing prices of one share of the Index Fund from January 7, 2005 through November 26, 2010. The closing price of one share of the Index Fund on November 30, 2010 was $54.25. We obtained the closing prices of the Index Fund below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices set forth in the graph below have been adjusted for a 3-for-1 stock split that went effective on June 9, 2005. The historical prices of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Index Fund on any Review Date. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment.



Appendix A

The iShares® MSCI EAFE Index Fund

We have derived all information contained in this pricing supplement regarding the iShares® MSCI EAFE Index Fund, including, without limitation, its make up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares® Trust, BlackRock Institutional,Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). The iShares® MSCI EAFE Index Fund is an investment portfolio maintained and managed by iShares® Trust. BFA is currently the investment adviser to the iShares® MSCI EAFE Index Fund. The iShares® MSCI EAFE Index Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca, Inc. ("NYSE Arca") under the ticker symbol "EFA." We make no representation or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares® Trust is a registered investment company that consists of numerous separate investment portfolios, including the iShares® MSCI EAFE Index Fund. Information provided to or filed with the SEC by iShares® Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333 92935 and 811 09729, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares® Trust, BFA and the iShares® MSCI EAFE Index Fund, please see the prospectus dated December 1, 2009 (as supplemented on February 2, 2010). In addition, information about iShares® and the iShares® MSCI EAFE Index Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Investment Objective and Strategy

The iShares® MSCI EAFE Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in developed European, Australasian and Far Eastern markets, as measured by the MSCI EAFE® Index. The iShares® MSCI EAFE Index Fund holds equity securities traded primarily in certain developed markets. The MSCI EAFE® Index was developed by MSCI Inc. ("MSCI") as an equity benchmark for international stock performance, and is designed to measure equity market performance in certain developed markets. For more information about the MSCI EAFE® Index, please see "The MSCI EAFE® Index" below.

As of October 29, 2010, the iShares® MSCI EAFE Index Fund holdings by country consisted of the following 29 countries: Australia, Austria, Belgium, Bermuda, China, Cyprus, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Jersey, Luxembourg, Macau, Mauritius, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. In addition, as of October 29, 2010, the Fund's three largest holdings by country were the United Kingdom, Japan and France. As of such date, its three largest equity securities were Nestle SA-REG, HSBC Holdings plc and Vodafone Group plc, and its three largest sectors were financials, industrials and materials.

The iShares® MSCI EAFE Index Fund uses a representative sampling strategy (as described below under "—Representative Sampling") to try to track the MSCI EAFE® Index. In addition, the iShares® MSCI EAFE Index Fund may invest up to 10% of its assets in securities not included in the MSCI EAFE® Index but which BFA believes will help the iShares® MSCI EAFE Index Fund track the MSCI EAFE® Index and in futures contracts, options on futures contracts, options and swaps as well as cash and cash equivalents, including shares of money market funds advised by BFA.

Representative Sampling

The iShares® MSCI EAFE Index Fund pursues a "representative sampling" strategy in attempting to track the performance of the MSCI EAFE® Index, and generally does not hold all of the equity securities included in the MSCI EAFE® Index. The iShares® MSCI EAFE Index Fund invests in a representative sample of securities in the MSCI EAFE® Index, which have a similar investment profile as the MSCI EAFE® Index. Securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the MSCI EAFE® Index.

Correlation

The MSCI EAFE® Index is a theoretical financial calculation, while the iShares® MSCI EAFE Index Fund is an actual investment portfolio. The performance of the iShares® MSCI EAFE Index Fund and the MSCI EAFE® Index will vary due to transaction costs, foreign currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances, and differences between the iShares® MSCI EAFE Index Fund's portfolio and the MSCI EAFE® Index resulting from legal restrictions (such as diversification requirements) that apply to the iShares® MSCI EAFE Index Fund but not to the MSCI EAFE® Index or the use of representative sampling. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." BFA expects that, over time, the iShares® MSCI EAFE Index Fund's tracking error will not exceed 5%. The iShares® MSCI EAFE Index Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using

replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the MSCI EAFE® Index.

Industry Concentration Policy

The iShares® MSCI EAFE Index Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the MSCI EAFE® Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Holdings Information

As of October 29, 2010, 99.49% of the iShares® MSCI EAFE Index Fund's holdings consisted of equity securities, 0.01% consisted of cash and 0.50% was in other assets, including dividends booked but not yet received. The following tables summarize the iShares® MSCI EAFE Index Fund's top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of October 29, 2010

Company	Percentage of Total Holdings
Nestle S.A.	1.77%
HSBC Holdings plc	1.68%
Vodafone Group plc	1.33%
BHP Billiton Limited	1.28%
BP plc	1.19%
Novartis AG	1.14%
Royal Dutch Shell plc	1.07%
TOTAL S.A.	1.07%
Telefónica S.A.	1.03%
Banco Santander S.A.	0.97%

Top holdings by sector as of October 29, 2010

Sector	Percentage of Total Holdings
Financials	24.42%
Industrials	12.22%
Materials	10.62%
Consumer Discretionary	10.27%
Consumer Staples	10.17%
Health Care	8.32%
Energy	7.49%
Telecommunication Services	5.89%
Utilities	5.34%
Information Technology	4.71%
S-T Securities	0.01%
Other/Undefined	0.52%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy of the information above. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by BFA. BFA makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BFA has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The MSCI EAFE® Index

We have derived all information contained in this pricing supplement regarding the MSCI EAFE® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, MSCI. We make no representation or warranty as to the accuracy or completeness of such information. The MSCI EAFE® Index is calculated, maintained and published by MSCI. MSCI has no obligation to continue to publish, and may discontinue publication of, the MSCI EAFE® Index.

The MSCI EAFE® Index is a free float adjusted market capitalization index intended to measure the equity market performance of certain developed markets. The MSCI EAFE® Index is calculated daily in U.S. dollars and published in real time every 15 seconds during market trading hours. As of October 22, 2010, the MSCI EAFE® Index consisted of the following 22 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. Effective May 27, 2010, Israel has been reclassified as a developed market. Since that date, Israel has been included in the MSCI EAFE® Index. The MSCI EAFE® Index is reported by Bloomberg L.P. under the ticker symbol "MXEA."

Additional Information on the Underlying Index

For more information on the index calculation methodology used to formulate the MSCI EAFE® Index (and which is also used to formulate the indices included in the MSCI Global Index Series), see the section entitled "The iShares® MSCI Emerging Markets Index Fund" beginning with "Constructing the MSCI Global Investable Market Indices" on page PS-24 of the accompanying product supplement no. 144-A-IV. For the avoidance of doubt, references to the "MSCI Emerging Markets Index" contained in the above-referenced section are replaced with the "MSCI EAFE® Index" for purposes of inclusion in this Appendix A.